VIA ELECTRONIC EDGAR FILING
(Correspondence Filing)

March 4, 2024

Mindy Rotter, Esq., CPA
Division of Investment Management, Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Christopher R. Bellacicco Attorney-Adviser
Division of Investment Management, Disclosure Review and Accounting Office
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Denali Structured Return Strategy Fund File Nos. 333-275771; 811-23918

Dear Ms. Rotter and Mr. Bellacicco:

On behalf of the Denali Structured Return Strategy Fund (the "Fund" or "Registrant"), this letter responds to the verbal comments that Ms. Rotter provided on behalf of the staff of the Securities and Exchange Commission (the "Staff") on February 29, 2024 and March 1, 2024, with respect to the proposed amendments to the registration statement of the Fund on Form N-2 (the "Registration Statement"). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Prior to submitting this correspondence, the Registrant anticipates having filed an amended Form N-2 with a request for acceleration of effectiveness following shortly after.

GENERAL

Comment #1. The Fund prospectus provided in an email dated 2-9-24 notes the investment objective of the Fund is primarily income and secondarily capital appreciation. The footnote in the financial statements discloses that the investment objective of the Fund is "current income." Please explain in correspondence the difference in the disclosures.

Response. The Registrant acknowledges this inconsistency in the note was caused by human error and has been corrected to state that the investment objective of the Fund is primarily income and secondarily capital appreciation.

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Comment #2. Regulation S-X 6-04.15 requires a line item for "commitments and contingencies." The staff noted that such disclosure was not provided on the statement of assets and liabilities. Please confirm in correspondence that all commitments and contingencies have been accounted for in the audited financial statements; and please confirm that the required disclosures will be provided, as warranted, going forward.

Response. After consultation with the Registrant's accountant and conferring with others on industry standards, in practice, the Registrant notes:

(i)    the Registrant observes that because there were no commitments and contingent liabilities, a line item was not provided, but has been added;
(ii)    the Registrant confirms there were no commitments and contingent liabilities; and
(iii)    the Registrant confirms that the required disclosures will be provided, as warranted, going forward.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP

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